Nashville's studio for sauna and cold plunge.

FRAMEWORK

Sweat, Shiver, Socialize.

joinframework.com   Nashville, TN

Highlights

1 Nashville's first public outdoor sauna and first social sauna and cold plunge experience.

2 Sauna & cold plunge offer tremendous health benefits (e.g. address 4 of top 7 chronic diseases).

3 Founder is an experienced start-up executive (25th Uber employee) and angel investor.

4 Perks! Investors will receive a Framework membership with value greater than their investment.

5 Significant membership sales and dozens of 5* Google Reviews within weeks of opening.

6 Incredible Flagship facility fully dedicated to sauna and cold plunge under construction in WeHo.

7 Launch location open within 45 days of occupancy, indicating scalability for future locations.

8 1.5x investment return from 2% of annual revenues.

Featured Investor



Joshua Livingston
Invested $5,000 ⓘ

Follow

"Allen Penn is a seasoned investor and operator. I have known Allen for approximately twenty years and believe he is a tireless worker with an incredible ethical compass. He is vision-oriented and passionate about bringing health-conscious offerings to others, empowering them to live longer and healthier lives. Allen has shared his goal of opening Nashville's first public outdoor sauna and first social sauna and cold plunge experience with me for some time now and I am so pleased this has come to reality. Not only is Allen trying to address an unmet need in Nashville however he is also trying to build community and awareness. It is also impressive that he wants to build a brand and business in Nashville, the place that Allen and his family call home. The benefits of sauna and cold plunge are well documented and Allen is looking to embrace the tailwinds of this emerging consumer trend here in Middle Tennessee. Interacting with Allen during his time at Uber, as well as his numerous angel investing activities over the years, has given me the confidence to support him in this business endeavor and bringing this venture to Nashville."

Our Founder



Allen Penn Founder

Employee #25 at Uber and Global Vice-President of Operations for Uber Eats. Former President & COO of Ready, an innovative healthcare startup that raised >$100m. Angel investor in >100 companies. Dad to 3 kids and a French Bulldog.

Framework - creating Nashville's space for health through the science of sauna and cold plunge.

Message from Founder:

Hi there, I'm Allen — the founder of Framework. I started Framework because I'm passionate about empowering people to live healthier and longer lives -- physically, mentally and socially --and I deeply believe that Framework is building a key retail entry point to that through the benefits of sauna and cold plunge. I started this business after turning 40 and having my first child home in the same year. In thinking about the type health I wanted to be in and how long I needed to be in that healthy state, I came upon the science of sauna (and cold plunge) and knew immediately I needed to add that to my health routine. But there was nowhere in Nashville offering the facilities the way I thought they should be done -- a sauna hot enough to match the science, pairing hot & cold, a default social/communal experience, and a brand focused on health and regular, routine use. So, I created Framework.



But Framework is about more than the healthcare benefits and a beautiful brand and facility. It's about building community — a place for people to challenge themselves to something new with support, a place for a healthy and alternative catch up with a friend, and a place to pair hot and cold together and with other health and fitness practitioners in Nashville. And so, as we try to build a community around this nascent business, I wanted to open up the opportunity to invest in Framework to our earliest users and community members.

Through our community round on Wefunder, we're inviting members of the Nashville community (and people who want to see Framework expand to their city!) to invest in our business, and our success. Investors can earn 1.5X their principal back as we grow over the coming years and will also receive Framework membership perks greater than the cash value of their initial investment. Win-win-win!

Framework - Nashville's studio for sauna and col...



Watch on ▶ YouTube

Executive Summary:

- Framework is creating Nashville's space for health through the science of sauna and cold plunge and is currently open in it's launch location in Berry Hill ahead of moving into it's flagship location in Wedgewood-Houston in the fall.

- Hot and cold therapy deliver tremendous, science-backed short term and long term physical health, mental health, longevity and wellness benefits however the benefits are poorly understood by consumers and thus not pursued as a health practice, facilities are limited (both in Nashville and across the US) in both quality and availability and in-home options are expensive.

- Consumers are spending an increasing amount of money on health and wellness and are seeking new and varied direct health and wellness experiences as well as social experiences outside the traditional norm (eg bars). The flagship location has a novel non-alcoholic cafe concept that will further drive this type of social interaction.

- Framework is an early mover both in Nashville and nationally with unique and increasingly established branding and facilities. The flagship location will be one of the largest non-spa facilities in the US fully dedicated to the health benefits of hot and cold exposure.

- Significant positive early traction in first month of soft launch operations is underscoring this thesis as evidenced by our 5 star **Google Reviews**, **Instagram engagement** and membership sales.



Notes on this investment:

- The investment is into Framework's operating company which captures all revenue from customers who visit Framework as members or guests. It does not include any claim to the real estate assets or revenues.

- Framework will opportunitistically consider expansion outside Nashville over the expected investment horizon which would be

Nashville over the expected investment horizon which would be additive to the repayment timeline.

Problem:

Hot and cold therapy deliver tremendous, science-backed short term and long term physical health, mental health, longevity and wellness benefits, however:

- These benefits are poorly understood by consumers (low education)
- Facilities are limited (many top 50 US MSAs have zero retail traditional sauna, including Nashville) and those that exist are unfocused, esoteric or niche (eg buried within a gym or spa services concept, Russian baths, Korean spas). Infrared sauna concepts are proliferating but health benefits are **overstated and unproven**. (low / low quality access)
- In home options are expensive (**Costco models average $3k**) and confusing (high cost / buying friction)
- Fitness/wellness/health is best achieved as a team sport with a community. Most current retail concepts and inherently all home options present as solo sports e.g. individual sauna cabins, no communal space, no/low programming (low adoption success)





Market Opportunity:

<u>Sizing:</u>

- **Self-care** $450 billion market (_**IRi**_); (_**McKinsey**_)

- **US Wellness Tourism** $241.7 billion market in 2018 with projected expenditure of $311.3 billion by 2022, 5.2% projected annual growth rate (_Global Wellness Institute_)

- **US Spa Industry** over $18.3 billion in 2019 breaking 9 consecutive record years, and continues to experience steady growth with increases in overall revenue, locations, number of spa visits, and revenue per visit (_International Spa Association_)

- **Digital detox:** 58% of people actively detox at least weekly (_**Statista**_)

<u>Trends:</u>

- Consumer trends

- Increased focus on health trends such as vegan/vegetarian, sleep, health data, biohacking, longevity

- Declining alcohol use (and thus, need and opportunity for other social settings) **link**

- Increasing $ spent on preventative health, self care and wellness

- Community/'third place' desire post-pandemic

- In 2019, The Global Wellness Institute (GWI) reported that co-ed thermal bathing was gaining traction in the United States as younger generations sought out group wellness activities. In the same year, GWI launched an initiative declaring June 22, 'World Bathing Day' globally. This trend is also mirrored on social media networks. According to **Pinterest's 2019 trend report**, searches for hot springs increased 32 percent

- In Japan (another country where sauna was introduced (1957, Tokyo Olympics), the number of searches for "sauna" on Google Trends in Japan increased roughly fivefold in 2022 from 2017. More than 2.55 million people used a sauna four times or more per month in 2021, according to an estimate by the Japan Sauna Institute. (**link**)

Summary Concept / Business Opportunity:

- Allen's Summary POV

- Done properly, sauna has significant research-based benefits including for CV health, mental health, and immunity as well as probably lifespan and healthspan benefits.

- Moreover, sauna is a near-universal human tradition. Indigenous peoples of North America had the sweat lodge, those of Central America the temazcal. The Romans had the thermae, which they picked up and refined from the Greeks. Other famous traditions include Finnish saunas, Russian banyas, Turkish hammams, Japanese sentó (or the natural spring-fed onsen), and the Korean jjimjilbang.

- Sauna is a treatment and treat (relaxation) that nearly everyone (ex pregnancy and some medical conditions) can physically participate in. For example, it would exceed the % of people that could engage in cardio exercise or weight training.

- When practiced, predominant use and expectation of sauna today in the US is focused on relaxation, stress relief and 'sweat it out' thinking. The depth of health benefits are poorly understood (or potentially missed due to rise of IR).

- Health benefits of sauna accrue with frequent usage (ideally >1/week), suggesting a subscription / membership type model, similar to gyms (moreso than 'treat yourself' type day spas), is viable.

- Moreover, many of the health benefits of proper sauna usage mirror those of moderate to high intensity exercise, only whilst sitting. If one believes humans are fundamentally lazy (as I do) the proposition of getting the benefits of exercise while sitting should be compelling. These benefits can also be captured with only 15-45 minutes of usage when practiced multiple times per week.

- In the US, there are only 1 million saunas for 330 million people. In Finland, the home of sauna, there are 2 million saunas for 5 million people.

- In home sauna is rare and expensive to add ($3k+). Most available saunas are in communal settings like gyms or hotels.

- At a consumer level, health and wellness is a generational shift and focus that is growing ever larger by participation (e.g. gym memberships rising pre pandemic, home gym equipment sales spiked during pandemic) and share of wallet, including physical fitness, mental health, food and beverage (eg alcohol consumption declining), and the rise of wellness brands.

- In recent years, sauna studios have begun to pop up in top 50 US MSAs to address this need. However, they are: (1) poorly designed and focused on the IR modality, which limits health benefits, or a limited components within a spa setting which has accessibility and belonging considerations (2) subscale (the largest pure play sauna studio, which is IR, chain has only 30 open locations; there are currently no quality multi-site traditional sauna businesses)

- Thus, there exists an opportunity to develop a high quality traditional Finnish sauna & cold retail brand and experience that educates consumers about the health benefits of sauna and in design and function and truly delivers those benefits, that is accessible — meaning price, location/availability and vibe — while providing a health-focused 'third place' for people to escape to.



Investment Terms:

- This investment is a "Revenue Share" loan. The target loan amount is $124,000.

- Investors will be paid back 1.5X their principal.

- Framework will pay 2% of revenues until the loan is paid back.

- For example, if we generate $3 million of revenue in 2025, we will pay 2% of this ($60,000) to investors.

- So the faster the business grows, the quicker investors are paid back!

- And investors can also receive perks!

- $1,000 investors are entitled to a year's free membership of Framework Forge ($1,188 value, 4x visits per month).

- $2,000 investors are entitled to a year's free membership of Framework Fortify ($2,388 value, unlimited visits).

- Based on our financial projections, we expect to do approximately:

- $1.7 million revenue in Year 1

- $3.2 million in Year 2

- $3.5 million in Year 3

- **Based on these projections, Wefunder investors would get paid back after 3 years (see the table below).**

Annual view　　　　　　　　**2% of revenue**

Year	Framework revenue	Loan repayments	Cumulative repayments
2024	$867,003	$17,340	$17,340
2025	$3,168,810	$63,376	$80,716
2026	$3,485,691	$69,714	$150,430
2027	$3,834,260	$35,570	$186,000

Note: Financial projections can not be guaranteed.

Presenting Framework:

[Pitch Deck -->]



Framework
Simplicity in Science

We're creating the space for health through the science of sauna and cold plunge.
2



Why?

Why Framework?

- **It's personal for me to live longer and healthier** – Hot and cold exposure offer tremendous health and longevity benefits; I'm 40 with a 1-year old
- **Humans need to feel hot and cold** – we're too comfortable and have diverged from our genetics – 72° climate controlled lives means we never experience the temperature extremes and stresses we evolved to face. Thermal stress is poised to join diet, exercise and sleep on the health pantheon
- **There's nothing new here** – While cold plunging and sauna use may be trending, it's not a fad. For millennia, cultures around the world have used hot and cold as medicine, therapy and community
- **Access is a barrier** – it's thousands of dollars to have in-home and a low-quality afterthought at nearly all existing sites [0 facilities in Nashville with hot, cold, and community]
- **People need somewhere to go** – Societal trends (WFM, decline in religion, social media) have limited healthy, community-oriented third-places

Scientific studies have shown significant physical health, mental health and longevity benefits from regular use of traditional sauna (175°F +):

- 40% reduction in all-cause mortality
- 25-50% (dose dependent) reduction in cardiovascular disease mortality
- 62% reduction in stroke
- 24-46% (dose dependent) reduction in hypertension development
- 65% and 66% lower risk of Alzheimer's and Dementia, respectively
- 77% reduced risk of psychotic disorders
- 29% reduction in cortisol (stress hormone)
- 16x initial increase in growth hormone
- 27-41% reduction in pneumonia and reduced incidence of colds
- Improved subjective assessment of sleeping and potential evidence of insomnia reduction
- Note: EVERY study of sauna benefits utilized traditional Finnish-style dry sauna (not infrared)



And, while the literature is more limited for cold exposure, meaningful health benefits also exist (also you feel amazing afterwards):

- 500% and 250% increase in noradrenaline (focus/alertness) and dopamine (motivation/drive), resp.
- Reduction in post-workout muscle soreness and perceived recovery
- Increases and activates brown fat tissue (BAT) (also), which are specialized fat cells that have many benefits:
    - BAT burns 40-80% more calories when activated than white (common) fat
    - BAT improves insulin response which has positive effects on glucose management, diabetes prevention, metabolic health, and some evidence for longevity enhancement
- General tightening of the skin occurs (including facial/eye puffiness) given the broad inflammation reduction of cold exposure







Framework is a new brand with the mission to make sauna and cold plunge a regular routine to form the foundation for your health

- We're creating the space for health through the science of sauna and cold plunge
- Key tenets include:
  - Health and science forward services and branding (no unproven 'wellness' treatments)
  - A unique, attractive, standalone physical space (no strip malls)
  - Active emphasis akin to a high end gym (this isn't a spa, it's a place to do hard things)
  - Strength in numbers; the core experience is alongside others (not in a tiny, private cabin)
  - Membership model focus to build the habit that research shows creates the benefits
  - High value - priced in line with the market with a 10x experience
- Sauna and cold plunge serve as the gateway for introducing 'normals' to preventative health and longevity knowledge, activities, services and products.

✳ Framework





Nashville Flagship

- 1411 4th Ave South, in Wedgewood-Houston
- 4,500 square foot fit-for-purpose new construction
- 7 saunas (50 ppl cum. capacity) and 11 cold plunges with indoor/outdoor space
- New non-alcoholic cafe concept
- Under construction and opening: October 2024

❋ Framework

Nashville Flagship

❋ Framework











NEIGHBORHOOD MAP
THE FINERY
ART & COMMUNITY
FOOD & BEVERAGE
HOSPITALITY
MUSIC & ENTERTAINMENT
RETAIL
NEW DEVELOPMENT
Residential
Mixed-Use
THE FINERY
HINES PROJECTS
FORT NEGLEY
NEW CITY PARK
DUDLEY PARK
MLS STADIUM

Framework

Launch Location

Est. February 2024

- Ahead of Framework flagship's opening in fall 2024, we have opened in a temporary location



location

- Equipment is the same top-quality brands used in flagship, with brands like Cedar & Stone, Cold Tub, and Sisu Sauna

- Goals are building brand, customer base and operational lessons

Framework





Thanks for learning more about Framework and our work to bring together health and fitness in a social setting through sauna and cold plunge. If you live in Nashville or pass through, please come visit us. I'd love to meet you there and discuss the business over a sauna & plunge!

~Allen